April 16, 2020

Mindy Rotter, Esq., CPA

Division of Investment Management

Disclosure Review and Accounting Office

U.S. Securities and Exchange Commission

Brookfield Place

200 Vesey Street – Suite 400

New York, NY 10281-1022

RE: JPMorgan Trust I, File No. 811-21295; JPMorgan Trust II, File No. 811-04236; JPMorgan Trust IV, File No. 811-23117; JPMorgan Institutional Trust, File No. 811-21638; Undiscovered Managers Funds, File No. 811-08437; J.P. Morgan Access Multi-Strategy Fund II, File No. 811-22575; and J.P. Morgan Access Multi-Strategy Fund, L.L.C., File No. 811-21552 (each, a ”Trust” and collectively, the “Trusts”)

Dear Ms. Rotter:

This letter is in response to the comments you provided to us by telephone on March 17, 2020 with respect to the series of the Trusts listed on Schedule A hereto (each series, a “Fund” and collectively, the “Funds”) and certain shareholder reports of such Funds in connection with the Sarbanes-Oxley examination of the Funds. Our responses to your comments are set forth below.

1.

Comment: For JPMorgan Realty Income Fund, JPMorgan Intermediate Bond Trust, JPMorgan Core Bond Trust, JPMorgan Floating Rate Income Fund, JPMorgan Core Bond Fund, JPMorgan Core Plus Bond Fund, JPMorgan Government Bond Fund, JPMorgan California Municipal Money Market Fund, JPMorgan New York Municipal Money Market Fund, J.P. Morgan Access Multi-Strategy Fund II and J.P. Morgan Access Multi-Strategy Fund, L.L.C., confirm that there are no open payables to the Trustees and the Chief Compliance Officer at each Fund’s respective year end. If there were, explain why the amounts weren’t disclosed separately in accordance with Rule 6-04 under Regulation S-X.

Response: We confirm there were no amounts payable to the Trustees or the Chief Compliance Officer for JPMorgan Core Bond Trust, JPMorgan Floating Rate Income Fund, J.P. Morgan Access Multi-Strategy Fund II and J.P. Morgan Access Multi-Strategy Fund, L.L.C. as of such Fund’s or Trust’s respective year end.  The remaining Funds or Trusts had amounts payable to the Trustees and the Chief Compliance Officers as of their respective fiscal year end that were, in each case, less than $500 and therefore deemed to be immaterial. Accordingly, these amounts were not disclosed as a separate line item on the statement of assets and liabilities since the financial statements are reported in thousands.

2.	Comment: For the JPMorgan High Yield Municipal Fund, please explain the increase in portfolio turnover rate as of February 28, 2019 in comparison with the prior year.

Response: The increase in portfolio turnover rate for the fiscal year ended February 28, 2019 compared to the rate for the fiscal year ended February 28, 2018 was the result of changes made to the Fund’s portfolio following a change to the Fund’s investment strategy regarding investments in high yield securities.

3.

Comment: For those money market funds (e.g., JPMorgan Liquid Assets Money Market Fund and JPMorgan Institutional Tax Free Money Market Fund) with the ability to charge liquidity fees and/or impose redemption gates, please explain why these policies have not been disclosed in the Notes to Financial Statements in accordance with Rule 2a-7 under the Investment Company Act of 1940.

Response: For a money market fund with the ability to charge a liquidity fee and/or impose a redemption gate, such fee and/or redemption policy is disclosed in Note 1 to the Financial Statements in the February 28, 2019 annual report. None of the money market funds charged a fee or imposed a redemption gate during the period covered in the financial statements.

4.	Comment: Prospectus – For the JPMorgan Securities Lending Money Market Fund, please explain why the Fund’s investment objective is not described in the Prospectus dated July 1, 2019.

Response: The sentence describing the Fund’s investment objective was inadvertently omitted from the Prospectus as originally filed. The Prospectus was refiled on October 7, 2019 to include the sentence after the inadvertent omission was detected.

If you have any questions regarding the foregoing, please call me at (212) 623-8104.

Very truly yours,

/s/ Timothy J. Clemens

Timothy J. Clemens

Treasurer

Schedule A
	File #	Registrant Name	Series ID	Series Name	FYE Reviewed
1	811-08437	UNDISCOVERED MANAGERS FUNDS	S000004186	Undiscovered Managers Behavioral Value Fund - changed YE (8/31)	6//30/2019
2	811-08437	UNDISCOVERED MANAGERS FUNDS	S000004187	JPMorgan Realty Income Fund - changed YE (8/31)	2/28/2019
3	811-21638	JPMorgan Institutional Trust	S000007336	JPMorgan Intermediate Bond Trust	2/28/2019
4	811-21638	JPMorgan Institutional Trust	S000007337	JPMorgan Core Bond Trust	2/28/2019
5	811-21295	JPMorgan Trust I	S000032548	JPMorgan Floating Rate Income Fund - changed YE (8/31)	8/31/2019
6	811-21295	JPMorgan Trust I	S000037860	JPMorgan Global Bond Opportunities Fund (8/31)	2/28/2019
7	811-21295	JPMorgan Trust I	S000029581	JPMorgan Managed Income Fund	2/28/2019
8	811-04236	JPMorgan Trust II	S000003477	JPMorgan Core Bond Fund	2/28/2019
9	811-04236	JPMorgan Trust II	S000003478	JPMorgan Core Plus Bond Fund	2/28/2019
10	811-04236	JPMorgan Trust II	S000003485	JPMorgan Government Bond Fund	2/28/2019
11	811-04236	JPMorgan Trust II	S000003486	JPMorgan High Yield Fund	2/28/2019
12	811-21295	JPMorgan Trust I	S000044081	JPMorgan Income Fund	2/28/2019
13	811-21295	JPMorgan Trust I	S000028002	JPMorgan Inflation Managed Bond Fund	2/28/2019
14	811-04236	JPMorgan Trust II	S000003492	JPMorgan Limited Duration Bond Fund	2/28/2019
15	811-04236	JPMorgan Trust II	S000003488	JPMorgan Mortgage-Backed Securities Fund	2/28/2019
16	811-04236	JPMorgan Trust II	S000003490	JPMorgan Short Duration Bond Fund	2/28/2019
17	811-21295	JPMorgan Trust I	S000039927	JPMorgan Short Duration Core Plus Fund	2/28/2019
18	811-21295	JPMorgan Trust I	S000002966	JPMorgan California Municipal Money Market Fund	2/28/2019
19	811-21295	JPMorgan Trust I	S000002968	JPMorgan New York Municipal Money Market Fund	2/28/2019
20	811-21295	JPMorgan Trust I	S000002945	JPMorgan California Tax Free Bond Fund	2/28/2019
21	811-21295	JPMorgan Trust I	S000002946	JPMorgan Intermediate Tax Free Bond Fund	2/28/2019
22	811-21295	JPMorgan Trust I	S000002948	JPMorgan New York Tax Free Bond Fund	2/28/2019
23	811-21295	JPMorgan Trust I	S000039803	JPMorgan Corporate Bond Fund	2/28/2019
24	811-21295	JPMorgan Trust I	S000041740	JPMorgan Emerging Markets Corporate Debt Fund	2/28/2019
25	811-21295	JPMorgan Trust I	S000002916	JPMorgan Emerging Markets Debt Fund	2/28/2019
26	811-21295	JPMorgan Trust I	S000022994	JPMorgan Strategic Income Opportunities Fund	2/28/2019
27	811-21295	JPMorgan Trust I	S000022843	JPMorgan Total Return Fund	2/28/2019
28	811-21295	JPMorgan Trust I	S000030249	JPMorgan Unconstrained Debt Fund	2/28/2019
29	811-21295	JPMorgan Trust I	S000018749	JPMorgan High Yield Municipal Fund (formerly known as JPMorgan Tax Aware High Income Fund)	2/28/2019
30	811-04236	JPMorgan Trust II	S000003497	JPMorgan Municipal Income Fund	2/28/2019
31	811-04236	JPMorgan Trust II	S000003499	JPMorgan Short-Intermediate Municipal Bond Fund	2/28/2019
32	811-04236	JPMorgan Trust II	S000003500	JPMorgan Tax Free Bond Fund	2/28/2019
33	811-23117	JPMorgan Trust IV	S000052823	JPMorgan Ultra-Short Municipal Fund	2/28/2019
34	811-21295	JPMorgan Trust I	S000002969	JPMorgan Prime Money Market Fund	2/28/2019
35	811-23117	JPMorgan Trust IV	S000061245	JPMorgan Institutional Tax Free Money Market Fund	2/28/2019
36	811-23117	JPMorgan Trust IV	S000063113	JPMorgan Securities Lending Money Market Fund	2/28/2019
37	811-04236	JPMorgan Trust II	S000003905	JPMorgan Liquid Assets Money Market Fund	2/28/2019
38	811-04236	JPMorgan Trust II	S000003909	JPMorgan U.S. Government Money Market Fund	2/28/2019
39	811-04236	JPMorgan Trust II	S000003910	JPMorgan U.S. Treasury Plus Money Market Fund	2/28/2019
40	811-21295	JPMorgan Trust I	S000002967	JPMorgan Federal Money Market Fund	2/28/2019
41	811-21295	JPMorgan Trust I	S000002965	JPMorgan 100% U.S. Treasury Securities Money Market Fund	2/28/2019
42	811-21295	JPMorgan Trust I	S000002970	JPMorgan Tax Free Money Market Fund	2/28/2019
43	811-04236	JPMorgan Trust II	S000003906	JPMorgan Municipal Money Market Fund	2/28/2019
44	811-22575	J.P. Morgan Access Multi-Strategy Fund II	CEF0001490	J.P. Morgan Access Multi-Strategy Fund II	3/31/2019
45	811-21552	JP MORGAN ACCESS MULTI-STRATEGY FUND LLC	CEF0000997	JP MORGAN ACCESS MULTI-STRATEGY FUND LLC	3/31/2019